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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9
                                 (Rule 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1

                              STARBASE CORPORATION
                            (Name of Subject Company)

                              STARBASE CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   8549104 03
                      (CUSIP Number of Class of Securities)

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             James A. Harrer, Chief Executive Officer and President
                              Starbase Corporation
                        4 Hutton Centre Drive, Suite 900
                           Santa Ana, California 92707
                            Telephone: (714) 445-4400
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing Statement)

                                    Copy to:

                          Christopher S. Auguste, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 704-6000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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          This Amendment No. 1 (this "Amendment") to the Schedule 14D-9 (the
"Schedule 14D-9") filed initially with the Securities and Exchange Commission on October 11, 2002, relates to the offer by Galaxy Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Borland Software Corporation, a Delaware corporation ("Borland") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares" or the "Starbase Common Stock") of Starbase Corporation, a Delaware corporation ("Starbase"), at a purchase price of $2.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, each dated October 11, 2002, of the Purchaser previously filed as Exhibits (a)(4) and
(a)(5), respectively, to the Schedule 14D-9.

ITEM 8

          The cover page to the Schedule 14D-9 is hereby amended to reflect the current CUSIP number for the Starbase Common Stock. On July 31, 2002, Starbase effected a one for ten reverse stock split (the "Reverse Stock Split"), upon the effectiveness of which the CUSIP number for Starbase Common Stock was changed to 8549104 03 from 8549102 05. The cover page to the Schedule 14D-9 initially filed on October 11, 2002 inadvertently set forth the CUSIP number for the Starbase Common Stock as in effect prior to the Reverse Stock Split. The cover page to this Amendment correctly sets forth the CUSIP number for the Starbase Common Stock as currently in effect.


                                   -2-

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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                               STARBASE CORPORATION


                               By: /s/      Douglas S. Norman
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                                   Name:  Douglas S. Norman
                                   Title: Chief Financial Officer

Dated: October 22, 2002